Filed by Noble Energy, Inc.

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Noble Energy, Inc.

(Commission File No.: 001-07964)

On July 20, 2020, Noble Energy, Inc. (“Noble Energy”) sent the following communication (the “Employee Letter”) relating to its pending merger transaction with Chevron Corporation (“Chevron”) to Noble Energy’s employees.

From: David L. Stover, Chairman and CEO

Date: July 20, 2020

Subject: Noble Energy to Combine with Chevron

This morning, we announced an agreement to combine with Chevron in an all-stock merger. Under the terms of the agreement, Chevron will acquire all of the outstanding shares of Noble Energy in an all-stock transaction valued at $5 billion. Noble Energy shareholders will receive 0.1191 shares of Chevron for each Noble Energy share. You can read more about the transaction and how it benefits stakeholders of both companies in the press release that was issued this morning, which can be accessed at the following link: http://investors.nblenergy.com/news-releases/news-release-details/chevron-announces-agreement-acquire-noble-energy

Since our founding almost 90 years ago, Noble Energy has grown into a leading independent exploration and production company operating globally. As we expanded from our U.S. Mid Continent roots to a broader footprint, discovered and developed an exceptional portfolio of assets and built out a leading midstream business, we have always upheld the highest standards of integrity, safety and respect for our communities and the environment. Our commitment to these values and our “can do” attitude have come to differentiate Noble Energy, and remain key to our many successes.

In deciding to pursue a combination with Chevron, our Board of Directors and management team conducted a thorough strategic process, supported by its advisors, to carefully review and consider a wide range of opportunities. In addition to this merger, we assessed and considered other potential options, including alternative mergers, acquisitions and divestitures – as well as the continued execution of our standalone plan. Through this thorough and exhaustive review, it became clear that Chevron, a well-respected, blue chip company, was the superior option to maximize value for all our stakeholders. This announcement is a clear indication of the strength of our assets, and validates both the success of our work to date and the long-term value potential of our company.

Together with Chevron, we will stay true to our core values, accelerate our progress and deliver superior value for our stakeholders as part of a stronger global organization. In fact, it is our solid foundation – a unique and highly differentiated asset base, operational excellence and unrelenting commitment to safety – that attracted Chevron to Noble Energy. Specifically:

•	Chevron values our safe and efficient U.S. onshore operations in Colorado and Texas, where we consistently rank as a top performer, and have strong midstream assets.

•	Chevron has been impressed by our exploration success and ability to execute major projects, such as bringing the Leviathan field on line, and doing so on time and under budget.

•	Chevron recognizes the world-class quality of our offshore assets in West Africa and the Eastern Mediterranean, and their prospects for significant long-term free cash flow generation.

•

Chevron also shares our commitment to compliance and integrity. Chevron has a similar culture, with a shared emphasis on safety and operational excellence, and we expect that our unwavering commitment to the environment and our communities will facilitate a seamless integration.

Simply put, we believe this transaction is a win-win for all of our stakeholders. For employees, we expect that being part of a much larger, more diversified and better-capitalized company will result in exciting career development and advancement opportunities. Our shareholders will receive a premium for their Noble Energy shares in the form of Chevron common stock, giving them the opportunity to participate in the upside potential of this combination and enjoy an attractive quarterly cash dividend. Noble Energy customers and business partners will experience the enhanced capabilities that come from joining a global supermajor, with deep resources, unrivaled LNG expertise and a well-deserved reputation for operating safely, efficiently and with integrity. For our communities and the environment, we remain dedicated to building on our track record of corporate citizenship, sustainability and responsibility. Chevron is committed to continued leadership in these areas.

While this announcement is an important milestone for Noble Energy, please keep in mind that today is only day one. We understand that you will have questions about this announcement and what it means for our company and for you. To help answer some of these questions, I have attached an FAQ document. Our culture of transparency is part of our success, and we are committed to keeping you informed on this process to the extent possible as we go along. While we will do our best to address your questions, please understand that we will not have all the answers today.

We expect to move quickly building an integration planning team with members from both companies to determine the best way to bring Noble Energy and Chevron together. Until the transaction is completed, which we expect to happen in the fourth quarter of 2020, Noble Energy and Chevron continue to operate as separate, independent companies. While change can be distracting, I know I can count on you to continue supporting one another, staying focused and executing our strategic objectives and ‘energizing the world, bettering people’s lives’ as we have for the last nine decades.

We expect this announcement to generate considerable interest from people outside of our company. Consistent with company policy, please forward any inquiries from the media to Trudi Boyd at (346) 363-9177 or media@nblenergy.com, or investors to Brad Whitmarsh at (281) 943-1670 or brad.whitmarsh@nblenergy.com.

On behalf of our Board of Directors and leadership team, thank you for your continued dedication to Noble Energy. This announcement is a testament to your hard work and excellent results you deliver every day. We are incredibly proud of what we have accomplished and look forward to a bright future as part of Chevron.

Dave

Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Noble Energy. After the registration statement is declared effective, Noble Energy will mail a definitive proxy statement/prospectus to stockholders of Noble Energy. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Noble Energy may file with the SEC and send to Noble Energy’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND NOBLE ENERGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or Noble Energy through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors and copies of the documents filed with the SEC by Noble Energy will be available free of charge on Noble Energy’s website at http://investors.nblenergy.com.

Chevron and Noble Energy and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 21, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 7, 2020. Information about the directors and executive officers of Noble Energy is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 12, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 10, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements and Cautionary Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Chevron and Noble Energy, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated annual run-rate operating and other cost synergies and anticipated accretion to return on capital employed, free cash flow, and earnings per share), projected financial information, future opportunities, and any other statements regarding Chevron’s and Noble Energy’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions. All such forward-looking statements are based on current expectations of Chevron’s and Noble Energy’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Noble Energy stockholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to Chevron’s or Noble Energy’s respective businesses; the effect of this communication on Chevron’s or Noble Energy’s stock prices; the effects of industry, market, economic, political or regulatory conditions outside of Chevron’s or Noble Energy’s control; transaction costs; Chevron’s ability to achieve the benefits from the proposed transaction, including the anticipated annual run-rate operating and other cost synergies and accretion to return on capital employed, free cash flow, and earnings per share; Chevron’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements are: changing crude oil and natural gas prices and demand for Chevron’s or Noble Energy’s products and production curtailments due to market conditions; crude oil production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries and other producing countries; public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics, and any related government policies and actions; changing economic, regulatory and political environments in the various countries in which the parties operate; general domestic and international economic and political conditions; changing refining, marketing and chemicals margins; Chevron’s ability to realize anticipated cost savings, expenditure reductions and efficiencies associated with enterprise transformation initiatives; actions of competitors or regulators; timing of exploration expenses; timing of crude oil liftings; the competitiveness of alternate-energy sources or product substitutes; technological developments; the results of operations and financial condition of the parties’ suppliers, vendors, partners and equity affiliates, particularly during extended periods of low prices for crude oil and natural gas during the COVID-19 pandemic; the inability or failure of joint-venture partners to fund their share of operations and development activities; the potential failure to achieve expected net production from existing and future crude oil and natural gas development projects; potential delays in the development, construction or start-up of planned projects; the potential disruption or interruption of operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond Chevron’s control; the potential liability for remedial actions or assessments under existing or future environmental regulations and litigation; significant operational, investment or product changes required by existing or future environmental statutes and regulations, including international agreements and national or regional legislation and regulatory measures to limit or reduce greenhouse gas emissions; the potential liability resulting from pending or future litigation; Chevron’s future acquisitions or dispositions of assets or shares or the delay or failure of such transactions to close based on required closing conditions; the potential for gains and losses from asset dispositions or impairments; government-mandated sales, divestitures, recapitalizations, industry-specific taxes, tariffs, sanctions, changes in fiscal terms or restrictions on scope of operations; foreign currency movements compared with the U.S. dollar; material reductions in corporate liquidity and access to debt markets; the receipt of required Board authorizations to pay future dividends; the effects of changed accounting rules under generally accepted accounting principles promulgated by rule-setting bodies; and Chevron’s ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Noble Energy assumes no obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Additional factors that could cause results to differ materially from those described above can be found in Noble Energy’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on the Noble Energy’s website at http://investors.nblenergy.com/financial-information/sec-filings and on the SEC’s website at http://www.sec.gov, and in Chevron’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on Chevron’s website at https://chevroncorp.gcs-web.com/financial-information/sec-filings and on the SEC’s website at http://www.sec.gov.